Fibrocell Science, Inc.
405 Eagleview Boulevard
Exton, Pennsylvania 19341

February 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Todd Schiffman

Re:    Fibrocell Science, Inc.
Registration Statement on Form S-3
Filed January 18, 2019
File No. 333-229307
Request for Acceleration

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fibrocell Science, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on February 12, 2019, at 4:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

Fibrocell Science, Inc.

By:     /s/ John M. Maslowski
Name:     John M. Maslowski

Title:	President and Chief Executive Officer